July 30, 2008

Combined Opinion and Consent
NexGen Steel, Inc.
3939 Belt Line Road,
Suite 440,
Dallas, TX 75001

       RE:    NexGen Steel, Inc.

Gentlemen:

You have requested my opinion, as counsel for NexGen Steel, Inc., a Texas corporation (the "Company"), in connection with the registration statement on Form S-1 (the "Registration Statement"), under the Securities Act of 1933 (the "Act"), being filed by the Company with the Securities and Exchange Commission.

The Registration Statement relates to an offering of 50,000,000 shares of the Company's common stock being sold by the Company and 10,000,000 warrants (the "Related Warrants") and 10,000,000 shares of Common Stock underlying said warrants (the "Underlying Share of Common Stock").

I have examined such records and documents and made such examinations of laws as I have deemed relevant in connection with this opinion. It is my opinion that the 50,000,000 shares of common stock to be offered pursuant to the Registration Statement and sold by Company, the 10,000,000 Related Warrants and the 10,000,000 Underlying Shares of Common Stock have been have been duly authorized, legally issued, and are fully paid and non-assessable.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to me under the caption "Legal Matters" in the Registration Statement. In so doing, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.



Very truly yours,



/s/ Robert A. Forrester



Robert A. Forrester